                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                  --------------------------------------------


                               AMENDMENT NO. 2 TO
                        FORM U-1 APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                               VECTREN CORPORATION
                              20 N.W. FOURTH STREET
                            EVANSVILLE, INDIANA 47741
                     (NAME OF COMPANY FILING THIS STATEMENT
                   AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


                               Niel C. Ellerbrook
                               VECTREN CORPORATION
                              20 N.W. FOURTH STREET
                            EVANSVILLE, INDIANA 47741
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


         The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


                                MICHAEL F. CUSICK
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000

                                       and

                               RONALD E. CHRISTIAN
                              Indiana Energy, Inc.
                           1630 North Meridian Street
                           Indianapolis, Indiana 46202
                                 (317) 321-0357

The Application/Declaration in this File, as amended, is hereby amended and restated as follows:

ITEM 1.       DESCRIPTION OF PROPOSED TRANSACTION

Item 1 is hereby amended by inserting the following paragraph after the fourth full paragraph of Item 1 (page 1):

         "Indiana Gas Company, Inc. is a holding company under the 1935 Act and a wholly-owned subsidiary of Indiana Energy. It has claimed an exemption from all provisions of the 1935 Act (except for Section 9(a)(2) thereof) pursuant to Rule 2 under the 1935 Act. See Indiana Gas Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 25, 1999, attached hereto as Exhibit G-8."

Item 1 is hereby further amended by restating, in its entirety, the third full paragraph of Section B(1)(iii) (page 12) to read as follows:

         "Approval of the Merger by a majority of all votes entitled to be cast by all holders of SIGCORP Common Stock and by a majority of all votes entitled to be cast by all holders of Indiana Energy Common Stock is a condition precedent to the consummation of the Merger. The Merger was voted upon for approval by SIGCORP shareholders at a meeting held on December 17, 1999, and by Indiana Energy shareholders at a meeting held on December 17, 1999. Proxies for such meetings were solicited pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "1934 Act"). The joint proxy statement for the shareholders meeting is included in the Registration Statement on form S-4 filed by Vectren with the Commission on November 12, 1999, and amended on November 15, 1999, for the purpose of registering under the Securities Act of 1933 (the "1933 Act") the shares of Vectren Common Stock to be issued in the Merger. The Registration Statement was declared effective on November 15, 1999. The Registration Statement and the Joint Proxy Statement/Prospectus are included as Exhibits C-1 and C-2 to this Application/Declaration. Approximately 77 percent of SIGCORP's outstanding shares were represented at the SIGCORP meeting with 96 percent voting in favor of the Merger. Approximately 76 percent of Indiana Energy's outstanding shares were represented at the Indiana Energy meeting with more than 95 percent voting in favor of the Merger."


Item 1 is hereby further amended by adding the following to the end of the second paragraph of Section C (page 33):

         "As a result of settlement discussions with respect to that proceeding, on February 17, the IURC was advised that the Indiana Office of the Utility Consumer Counselor, SIGCORP, Southern Indiana Gas and Electric Company, Indiana Energy, and Indiana Gas Company, Inc. had reached an agreement-in-principle regarding the IURC's review of the affects of the Merger on the utilities and their customers. The two intervenors to the proceeding, a group of 3 industrial customers and a citizens action group, have both been given notice of this agreement-in-principle. They must indicate to the IURC and the other parties whether they intend to oppose the agreement by March 1, 2000. If the intervenors oppose the agreement then the IURC has established a hearing in April to consider evidence supporting and opposing the agreement. However, because IURC authorization is not required, it is the intent of SIGCORP and Indiana Energy to consummate the Merger at the end of March 2000 regardless of whether or not the agreement has been approved."


ITEM 6.       EXHIBITS AND FINANCIAL STATEMENTS

A.     EXHIBITS

EXHIBIT

G-8 SIGCORP Form U-3A-2, "Statement by Holding Company Claiming Exemption Under Rule U-2 from the Provisions of the Public Utility Holding Company Act of 1935," dated February 23, 1999 (Incorporated by reference to such filing, File No. 69-184).

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 23, 2000

                                                     VECTREN CORPORATION


                                                     By: /s/ Niel C. Ellerbrook
                                                       Chairman of the Board and
                                                       Chief Executive Officer



                                       4